Exhibit 21
Subsidiaries

We own 100% of all of our subsidiaries.

The following subsidiaries are incorporated in Delaware:
1.	Aftersoft Network N.A., Inc., which has the following wholly-owned subsidiaries, incorporated in Delaware
a.	AFS Warehouse Distribution Management, Inc.
b.	AFS Tire Management, Inc.
c.	MAM Software, Inc.

The following subsidiaries are UK companies:
1.	MAM Software Ltd.
2.	Aftersoft Group (UK) Ltd.